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                               December 14, 2022

       Dwight Witmer
       Chief Executive Officer
       LAMY
       201 Allen St.
       Unit 10104
       New York, NY 10002

                                                        Re: L A M Y
                                                            Amendment No. 4 to
Registration Statement on Form S-1
                                                            Filed December 12,
2022
                                                            File No. 333-266341

       Dear Dwight Witmer:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 6, 2022 letter.

       Amendment No. 4 to Registration Statement on Form S-1

       Report of Independent Registered Public Accounting Firm, page F-2

   1. We note the changes you made in response to comment 2. Please obtain and file an audit report that reflects
the restatement. In addition, provide a disclosure of the nature and the impact of the error.
Refer to ASC 250-10-50-7.
 Dwight Witmer
FirstName
L A M Y LastNameDwight Witmer
Comapany14,
December  NameL
              2022A M Y
December
Page 2    14, 2022 Page 2
FirstName LastName
       You may contact Keira Nakada at 202-551-3659 or Joel Parker at 202-551-3651 if you
have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Donald Field at 202-551-3680 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:      Robert Zepfel